UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                        Commission File Number: 000-24331


                           NOTIFICATION OF LATE FILING

(Check One):  [ ]  Form 10-K           [ ]  Form 11-K        [ ] Form 10-F
              [X]  Form 10-Q           [ ]  Form N-SAR

For the Period Ended:   June 30, 2002

[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items to which the notification relates:

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
PART I - REGISTRANT INFORMATION

RAINTREE RESORTS INTERNATIONAL, INC.,
CR RESORTS CAPITAL, S. DE R.L. DE C.V. *
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Full Name of Registrant(s)


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Former Name if Applicable

10000 MEMORIAL DRIVE, SUITE 480
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Address of Principal Executive Office (Street and Number)

HOUSTON, TX 77024
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City, State and Zip Code

*CR Resorts Capital, S. de R.L. de C.V., a subsidiary of Raintree Resorts International, Inc., is a co-registrant, formed under the laws of the United Mexican States (Mexican tax identification number CRC 970811E5A).


PART II - Rules 12b-25(b) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filled on or before the fifth calendar day following the prescribed due date; and

     (c)  The  accountant's  statement or other exhibit  required by Rule 12b-25
          (c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On July 8, 2002, the Company reported on a Current Report on Form 8-K several events. First, the Company had not paid its $6.1 million semi-annual Senior Notes interest payment and the notes have been accelerated and are immediately due and payable. Second, Company's $39.5 million of hypothecation debt is in default. Third, the previously disclosed sale of certain of the Company's subsidiaries and business, whereby the Company would become a subsidiary of Leisure had not been timely completed and the Company could give no assurance that any part of these transactions would be completed. Fourth, the Company's U.S. timeshare joint venture development and receivables loans, which the Company is directly obligated for 25%, matured on June 29, 2002 and were not paid. Fifth, the Company had reduced its corporate staff and expected to make other overhead reductions in its Mexican operations. Sixth, the Company had caused its wholly-owned subsidiary, Raintree U.S. Holdings, LLC to file bankruptcy. Lastly, the Company noted that it will seek to secure a plan of restructuring with its creditors without requiring a filing under bankruptcy laws in the United States or in Mexico but that there is no assurance that it will be able to do so and it may be required to seek protection under applicable bankruptcy laws.

On August 8, 2002, the Company reported on a Current Report on Form 8-K that it no longer engaged Arthur Andersen LLP to perform its annual audit and to review the quarterly interim financial statements the Company files with the Securities and Exchange Commission. Additionally, a replacement independent accountant has yet to be named.

The burdens on the Company's remaining management and other personnel resulting from the need to focus on the above discussed matters including the resulting uncertainties resulting from these liquidity issues and the lack of new independent accountants have significantly delayed the review and preparation of the periodic reports to be filed under the Exchange Act.


PART IV OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

             George Aldrich                         (713)613-2811
         ----------------------             -----------------------------
                Name                               Telephone number


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s). [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
     [X] YES [ ] NO

If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to file its quarterly report on Form 10-Q due August 14, 2002, as a result of the uncertainties relating to liquidity issues previously announced by the Company in its Current Report on Form 8-K dated July 8, 2002, and the lack of appointment of new accountants following termination of independent accountant announced by the Company in its Current Report on Form 8-K dated August 8, 2002. Due to these uncertainties and the Company's lack of a review by new independent accountant of the Company's quarterly report, the Company has not been able to finalize its financial statements and cannot at this time provide its report on Form 10-Q for the quarter ended June 30, 2002.

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                     Raintree Resorts International, Inc.,
                    CR Resorts Capital, S. de R.L. de C.V. *
                   ------------------------------------------
                   Name of Registrant as Specified in Charter


Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


August 14, 2002                            By:   /s/ George Aldrich
---------------                   ----------------------------------------------
    Date                          Senior Vice President - Finance and Accounting

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the forma shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS:

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed won Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (SS 232.201 or SS 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (SS 232.13(b) of this chapter).